UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                Amendment No. 1

                                FoneFriend, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)


                                  34460E 10 1
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                                 (CUSIP Number)


                             Harold H. Martin, Esq.
                         17111 Kenton Drive, Suite 204B
                        Cornelius, North Carolina 28031
                                 (704) 894-9760

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 16, 2004
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP NO.:  34460E 10 1              13D                       Page 1 of 5 Pages




(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Jackelyn Giroux

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(2)  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP       (a)  [   ]
     (See  Instructions)                                             (b)  [   ]

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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS (See Instructions)

     OO

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(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                [   ]

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

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             I   (7)  SOLE VOTING POWER
             I        3,193,733
             I   ---  ---------------------------------------------------------
NUMBER OF    I   (8)  SHARED VOTING POWER
SHARES       I        -0-
BENEFICIALLY I   ---  ---------------------------------------------------------
OWNED BY     I   (9)  SOLE DISPOSITIVE POWER
EACH         I        3,193,733
REPORTING    I   ---  ---------------------------------------------------------
PERSON WITH  I   (10) SHARED DISPOSITIVE POWER
             I        -0-
             I   ---  ---------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,193,733

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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                     [   ]

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.4%

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(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
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Item 1.  Security and Issuer

     This Amendment No. 1 to Schedule 13D (this "Statement") amends that certain
Schedule 13D, dated January 17, 2003, filed by Jackelyn Giroux. It relates to the common stock, $0.001 par value per share, of FoneFriend Inc., a Delaware corporation ("FoneFriend" or "FoneFriend, Inc."). The principal executive offices of FoneFriend are located at 2722 Loker Ave. West, Suite G, Carlsbad, CA 92008.

Item 2.  Identity and Background.

(a)  This  Statement  is  being  filed  by  Jackelyn  Giroux.

(b) The business address of Ms. Giroux is 2722 Loker Ave. West, Suite G, Carlsbad, CA 92008.

(c) Ms. Giroux is currently the President of FoneFriend, a provider of Voice over IP communications services and products. Its address is 2722 Loker Ave. West, Suite G, Carlsbad, CA 92008.

(d)-(e) During the last five years, Ms. Giroux has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has she been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ms.  Giroux  is  a  citizen  of  the  United  States  of  America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Ms. Giroux acquired an additional 1,000,000 shares of common stock of FoneFriend, Inc. on January 16, 2003 for a total acquisition price of $1,000.00. Ms. Giroux's accrued and unpaid salary account with FoneFriend, Inc. was debited by this amount in payment for the shares.

     Ms. Giroux and FoneFriend, Inc. are parties to an Employment Agreement, dated November 21, 2002 (the "Employment Agreement"), pursuant to which Ms. Giroux serves as President and Chief Executive Officer the FoneFriend, Inc. in accordance with the terms and conditions set forth in the Employment Agreement. Under the Employment Agreement, a copy of which is attached as Exhibit 7.1 hereto, Ms. Giroux is entitled to a base salary, a bonus, an initial stock bonus as well as other benefits. The Employment Agreement was amended pursuant to a First Amendment To Employment Agreement, dated November 22, 2003 (the "Amendment To Employment Agreement"), in order to provide additional compensation to Ms. Giroux inasmuch as FoneFriend, Inc. was in breach of the compensation provisions of the Employment Agreement. A pas due amount equal to $82,500 was agreed to be paid with 10% interest within twelve months of the date of the Amendment To Employment Agreement. In addition, Ms. Giroux was entitled to purchase an additional 1,000,000 shares of common stock of FoneFriend, Inc. at a price of $.001 per share, one half of which is to be registered on a Form S-8 Registration Statement and the rest of which are to be restricted common stock without registration rights. A copy of the Amendment To Employment Agreement is attached as Exhibit 7.2 hereto.

Item 4.  Purpose of the Transaction.

     (a)-(j) The purpose of the transaction that was the subject of this Amendment No.1 to Schedule 13D was to allow Ms. Giroux to acquire additional shares of common stock of FoneFriend, Inc. as partial compensation for a breach by FoneFriend, Inc. of the payment provisions under the Employment Agreement.

     Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference), Ms. Giroux does not have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) - (b) Jackelyn Giroux may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the 3,193,733 shares of FoneFriend, Inc. common stockAccordingly, Ms. Giroux might be deemed to beneficially own approximately 17.4% of the outstanding shares of FoneFriend, Inc. common stock based upon the 18,399,444 shares of FoneFriend, Inc. common stock outstanding on January 21, 2004.

(c) Ms. Giroux has not effected any transaction in FoneFriend Common Stock during the past 60 days, except for her acquisition of shares of FoneFriend, Inc. common stock pursuant to the Amendment To Employment Agreement, which transaction is described above in Item 3.

(d) Ms. Giroux has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,193,733 shares of FoneFriend, Inc. common stock beneficially owned by her. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not  applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Ms. Giroux does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of FoneFriend, Inc., including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

     Exhibit 7.1 --    Employment Agreement, dated November 21, 2002,
                       between Jackelyn Giroux and FoneFriend, Inc.

     Exhibit 7.2 --    First Amendment To Employment Agreement, dated
                       November 22, 2003, between Jackelyn Giroux and
                       FoneFriend, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                     /s/  Jackelyn Giroux
                                                     --------------------
                                              Name:  Jackelyn Giroux
                                              Title: President

Dated:  January 21, 2004